SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                               COMCAST CORPORATION


(Mark One):

         X        ANNUAL  REPORT  PURSUANT  TO SECTION  15(d) OF THE  SECURITIES
        ___       EXCHANGE ACT OF 1934.  For the fiscal year ended  December 31,
                  2003.

                                       OR

        ___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
                  For the transition period from _________ to ________

Commission file number 000-50093

                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          COMCAST-SPECTACOR 401(K) PLAN

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Comcast Corporation
                  1500 Market Street
                  Philadelphia, PA 19102-2148

Financial Statements and Report of Independent Registered Public
Accounting Firm
Comcast-Spectacor 401(k) Plan
December 31, 2003 and 2002




                          COMCAST-SPECTACOR 401(k) PLAN

                            TABLE OF C O N T E N T S



                                                                                                                    Page
                                                                                                                    ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                               3


FINANCIAL STATEMENTS:

         Statement of Net Assets Available for Benefits as of December 31, 2003 and 2002                              4

         Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003               5

         Notes to Financial Statements                                                                             6-10


SUPPLEMENTAL SCHEDULE:

         Schedule of Assets Held for Investment Purposes as of December 31, 2003                                     11


CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                             12


SIGNATURES                                                                                                           13



             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------


Plan Administrator
Comcast-Spectacor 401(k) Plan


         We have audited the accompanying statement of net assets available for benefits of the Comcast-Spectacor 401(k) Plan as of December 31, 2003 and 2002, the related statement of changes in net assets available for benefits for the year ended December 31, 2003 and the supplemental schedule of assets held for investment purposes as of December 31, 2003. These financial statements are the responsibility of the Plan's management.

         We conducted our audit of the financial statements as of and for the year ended December 31, 2003, in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.




/s/ Grant Thornton LLP
Philadelphia, Pennsylvania
June 11, 2004

                          Comcast-Spectacor 401(k) Plan

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                  December 31,




                                              2003                2002
                                          -----------         -----------
ASSETS

Investments at fair value                 $16,037,803         $10,818,891
Participant loans                             284,370             274,713
Contribution receivable                          --               212,865
                                          -----------         -----------

NET ASSETS AVAILABLE FOR BENEFITS         $16,322,173         $11,306,469
                                          ===========         ===========







The accompanying notes are an integral part of these statements.

                          Comcast-Spectacor 401(k) Plan

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                             Year ended December 31,




                                                          2003
                                                      -----------

Additions to net assets attributed to:
 Investment income
  Net appreciation in fair value of investments       $ 2,225,695
  Dividends and interest                                  230,171
                                                      -----------

                                                        2,455,866

 Contributions
  Participants                                          2,048,655
  Employer                                              1,264,723
  Rollover                                                 65,966
                                                      -----------
                                                        3,379,344

   Total additions                                      5,835,210
                                                      -----------


Deductions from net assets attributed to:
 Benefits paid to participants                            810,376
 Administrative expenses                                    9,130
                                                      -----------

   Total deductions                                       819,506
                                                      -----------

   NET INCREASE                                         5,015,704

Net assets available for benefits
 Beginning of year                                     11,306,469
                                                      -----------

 End of year                                          $16,322,173
                                                      ===========



The accompanying notes are an integral part of these statements.

                          Comcast-Spectacor 401(k) Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2003 and 2002




NOTE A - DESCRIPTION OF THE PLAN

    The following description of the Comcast-Spectacor 401(k) Plan (the Plan) provides only general information. Participants should refer to the official Plan document for a complete description of the Plan's provisions.

    1.  General
        -------

    The effective date of the Plan is January 1, 1992. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan covers "eligible employees," as defined in the Plan, who have completed one year of eligibility service (as defined in the Plan) and have attained age 21. Effective January 1, 1994, a 401(k) feature was added to the Plan and the name was changed from the Spectacor Retirement Plan to the Spectacor Retirement and Savings Plan. Effective January 1, 1997, the name was changed to the Comcast-Spectacor 401(k) Plan. The following entities participate in the Plan, referred to collectively as "the Company":

   o      Comcast-Spectacor Limited Partnership (Plan Sponsor)
   o      Comcast-Spectacor Limited Partnership Baysox Club, LLC
   o      Comcast-Spectacor Limited Partnership Keys Club, LLC
   o      Comcast-Spectacor Limited Partnership Shorebirds Club, LLC
   o      Spectrum Arena Limited Partnership
   o      Philadelphia Flyers Limited Partnership
   o      Philadelphia 76ers Limited Partnership
   o      Philadelphia Phantoms Limited Partnership
   o      Comcast Spectacor Foundation
   o      Flyers Skate Zone Limited Partnership
   o      Global Spectrum Limited Partnership
   o      Spectacor, Inc.
   o      Patron Solutions Limited Liability Partnership
   o      FPS Rinks Limited Partnership


    Effective January 1, 2003, the Trustee and Record-keeper for the Plan was changed by the Plan Sponsor to Smith Barney Corporate Trust Company and Citi Street Associates, LLC, respectively.

    2.  Contributions and Related Party Transactions
        --------------------------------------------

    Each participant may make a pretax contribution deferring not less than 1% or more than 100% of eligible compensation (as defined in the Plan agreement), subject to Internal Revenue Service (IRS) regulations. The Company contributed to the Plan an amount equal to 100% of the first 3% of eligible compensation contributed by the participants and 50% of the next 4% of eligible compensation contributed by the participants. Additionally, the Plan provides for discretionary matching contributions of up to 5% of eligible compensation contributed by a participant. The Plan also provides for discretionary profit sharing contributions.




                                   (Continued)

                          Comcast-Spectacor 401(k) Plan

                           December 31, 2003 and 2002




NOTE A - DESCRIPTION OF THE PLAN - Continued

    3.  Participant Accounts
        --------------------

    Each participant's account is credited with the participant's elective deferral contribution, an allocation of the Company's contribution, if any, and Plan earnings, net of expenses. Allocations of Company matching contributions are based on participant elective deferrals to the Plan. Allocations of profit sharing contributions are in proportion to total compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

    4.  Vesting
        -------

    Participants are immediately vested in their elective deferral contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service. A participant is 100% vested after five years of credited service. Vesting can be accelerated under certain other conditions defined in the Plan. All forfeited amounts may be applied to plan expenses including legal, consulting, education materials, etc. or to reduce Company contributions.

    In the event of whole or partial termination of the Plan, there will be full and immediate vesting of each affected employee's account balance.

    5.  Payment of Benefits
        -------------------

    All benefits under the Plan are paid as lump-sum distributions. Beginning on July 1, 2000, distributions of Comcast Corporation stock can be taken in the form of stock. In-kind distributions are not specifically provided for under the Plan.

    6.  Loans to Participants
        ---------------------

    Smith Barney Corporate Trust Company (the Trustee) may make loans from the Plan to participants in accordance with the Plan document. All loans to participants are considered investments of the trust fund and bear market rates of interest. All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer.

    7.  Income Tax Status
        -----------------

    The IRS issued a determination letter to the Plan, dated April 29, 2003, stating that the Plan was qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, is exempt from federal income tax under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

                          Comcast-Spectacor 401(k) Plan

                           December 31, 2003 and 2002

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    1.  Valuation of Investments and Income Recognition
        -----------------------------------------------

    Plan assets are stated at fair value. The fair value of money market and mutual funds is determined by quoted market price. The change in fair value of assets during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year or costs of purchases during the year and is reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments.

    Participant loans are stated at their outstanding balances.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    2.  Use of Estimates
        ----------------

    In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

NOTE C - INVESTMENTS

    The fair market value of investments held by the Plan representing 5% or more of the Plan's assets are identified below.


                            FAIR VALUE OF INVESTMENTS
                                                                December 31,
                                                          2003               2002
                                                     -------------      -------------
Investments at fair value
   BlackRock Balanced Class A                         $     --           $1,605,091
   BlackRock Index Equity Class A                           --              567,768
   BlackRock Large Value Class A                            --              766,716
   BlackRock Small Value Class A                            --              831,786
   Janus Adviser Growth & Income                            --              976,812
   Janus Adviser Worldwide                                  --              579,252
   Fidelity Advisor Growth Opportunities Fund               --              554,941
   Comcast Common Stock                                3,443,585          1,709,681
   BlackRock Money Market                                   --              776,930
   BlackRock Managed Income Class A                         --              704,933
   Smith Barney Money Market-Government Portfolio      1,445,111               --
   EuroPacific Growth Fund-F Share                     1,000,756               --
   Washington Mutual Investors Fund-F Share            2,142,975               --
   Growth Fund of America-F Share                      2,107,787               --
   Baron Growth Fund                                     873,951               --
   Janus Balanced Fund                                 1,214,204               --
   Strong Government Securities Fund                   1,016,613               --
   Royce Total Return Fund                             1,061,822               --



                                   (Continued)

                          Comcast-Spectacor 401(k) Plan

                           December 31, 2003 and 2002



NOTE C - INVESTMENTS - Continued

    During 2003, the Plan's investments appreciated in value as follows:

                            NET CHANGE IN FAIR VALUE

                                                        Year ended
                                                       December 31,
                                                           2003
                                                       -----------

       Common Stock                                  $     620,220
       Mutual Funds                                      1,605,475
                                                       -----------

                                                     $   2,225,695
                                                       ===========

NOTE D - TRUST AGREEMENT

    Comcast-Spectacor, L.P., as Plan Sponsor, entered into a trust agreement with Smith Barney Corporate Trust Company (Trustee), a party-in-interest.
    Under the terms of this agreement, the Trustee will hold, invest and reinvest the funds. Comcast-Spectacor, L.P. has no right, title or interest in or to the trust fund maintained under this agreement.

NOTE E - PLAN TERMINATION

    Although it has not expressed any intent to do so, each entity that constitutes the Company has the right under the Plan to discontinue its contributions and to terminate the Plan, with the respect to its employees. Additionally, Comcast-Spectacor, L.P. has the right to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE F - RECONCILIATION TO FORM 5500

    The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:


                                                                                                   December 31,
                                                                                              2003               2002
                                                                                          -------------      -------------
       Net assets available for benefits per the financial statements                     $  16,322,173      $  11,306,469
       Less contribution receivable (1)                                                               -            212,865
                                                                                            -----------        -----------

          Assets available for benefits per Form 5500                                     $  16,322,173      $  11,093,604
                                                                                           ============       ============



(1) Amount represents the difference between amount accrued for contribution receivable per Form 5500 and the financial statements. Form 5500 does not accrue for a contribution receivable through December 31, 2002. The financial statement accrued a contribution receivable through December 31, 2002 due to the change in plan administrator that occurred at year-end. Participant deferrals, loan repayments and employer matches were held in the trust at year-end and not allocated to participant accounts until January 2003 by the new plan administrator.

                                   (Continued)

                          Comcast-Spectacor 401(k) Plan

                    NOTES TO FINANCIAL STATEMENTS - CONCLUDED

                           December 31, 2003 and 2002



NOTE F - RECONCILIATION TO FORM 5500 - Continued

    The following is a reconciliation of contributions made to the Plan per the financial statements to Form 5500:

                                                                    Year ended
                                                                    December 31,
                                                                        2003
                                                                    -----------

   Contributions made to the Plan per the financial statements    $   3,379,344
   Contribution receivable at December 31, 2002                         212,865
                                                                    -----------

      Contributions made to the Plan per Form 5500                $   3,592,209
                                                                   ============



                          Comcast-Spectacor 401(k) Plan

                                 EIN 23-2303756
                                  Plan No. 004

     SCHEDULE H - LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 2003





                                                   (c) Description of investment,
                b) Identity of                         including maturity date,       (d) Fair
                   issue, borrower,                     rate of interest, par           or current
  (a)              lessor or similar party                or maturity value               value
-------  -----------------------------------------  -----------------------------     -------------

   *     Salomon Smith Barney
           participant loans receivable                    Participant Loans       $    284,370
         EuroPacific Growth Fund - F Share                    Mutual fund             1,000,756
         Washington Mutual Investors Fund - F Share           Mutual fund             2,142,975
         The Growth Fund of America - F Share                 Mutual fund             2,107,787
   *     Comcast Common Stock                                Common Stock             3,443,585
         Baron Growth Fund                                    Mutual fund               873,951
         Cohen and Steers Realty Shares                       Mutual fund               217,606
         Dreyfus Appreciation Fund                            Mutual fund               100,274
         Dreyfus US Treasury Long Term Fund                   Mutual fund               224,758
         Dreyfus Premier Emerging Markets Fund                Mutual fund               593,469
         ING GNMA Income Fund                                 Mutual fund               229,849
         Janus Balanced Fund                                  Mutual fund             1,214,204
         Strong Government Securities Fund                    Mutual fund             1,016,613
         Royce Total Return Fund                              Mutual fund             1,061,822
         Smith Barney Money Market - Government Portfolio     Mutual fund             1,445,111
         T Rowe Price International Bond Advisor              Mutual fund               128,256
         Navellier Mid Cap Growth                             Mutual fund               236,778
         Credit Suisse Global Fixed Income Fund               Mutual fund                     9
                                                                                 ---------------
                                                                                   $ 16,322,173
                                                                                 ===============

         *Party-in-interest



            Consent of Independent Registered Public Accounting Firm
            --------------------------------------------------------


         We have issued our report dated June 11, 2004, accompanying the financial statements and supplemental schedule of Comcast-Spectacor 401(k) Plan on Form 11-K for the year ended December 31, 2003. We hereby consent to the incorporation by reference of said report in the Registration Statement of Comcast Corporation on Form S-8 (File No. 333-101295, effective 11/19/02).





/s/ Grant Thornton LLP
Philadelphia, Pennsylvania
June 28, 2004

                                   Signatures
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                             COMCAST-SPECTACOR
                                             401(k) PLAN


                                             By:  Comcast Corporation



June 28, 2004                                By:  /s/ Lawrence J. Salva
                                                  ---------------------
                                                    Lawrence J. Salva
                                                    Senior Vice President and
                                                    Controller